FILE NO. 70-8875

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         POST-EFFECTIVE AMENDMENT NO. 5
                               (AMENDMENT NO. 7)
                                       TO
                                    FORM U-1
     APPLICATION/DECLARATION WITH RESPECT TO (1) PROPOSED REVOLVING CREDIT FACILITY FOR NORTHEAST UTILITIES ("NU"), THE CONNECTICUT LIGHT AND POWER
   COMPANY ("CL&P") AND WESTERN MASSACHUSETTS ELECTRIC COMPANY ("WMECO") AND
    (2) INCREASES AND EXTENSIONS OF SHORT-TERM BORROWING LIMITS OF NU, CL&P,
                WMECO, PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE,
                 HOLYOKE WATER POWER COMPANY AND NORTH ATLANTIC
                               ENERGY CORPORATION
                                     UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
         Northeast Utilities                         The Connecticut Light
Western Massachusetts Electric Company                 and Power Company
        174 Brush Hill Avenue                          107 Selden Street
    West Springfield, MA 01090-0010                    Berlin, CT 06037

     Holyoke Water Power Company         Public Service Company of New Hampshire
            Canal Street                    North Atlantic Energy Corporation
         Holyoke, MA 01040                            1000 Elm Street
                                                    Manchester, NH 03015

          (Name of companies filing this statement and addresses of
                       principal executive offices)

                              NORTHEAST UTILITIES
                    (Name of top registered holding company)

                              Robert P. Wax, Esq.
                 Vice President, Secretary and General Counsel
                      Northeast Utilities Service Company
                               107 Selden Street
                                Berlin, CT 06037
                    (Name and address of agent for service)

       The Commission is requested to mail signed copies of all orders, notices and communications to

 Jeffrey C. Miller, Esq.        David R. McHale       Richard C. MacKenzie, Esq.
   Assistant General         Assistant Treasurer -      Day, Berry & Howard
       Counsel                     Finance                  CityPlace I
  Northeast Utilities         Northeast Utilities      Hartford, CT 06103-3499
    Service Company             Service Company
   107 Selden Street           107 Selden Street
   Berlin, CT 06037            Berlin, CT 06037

        The following exhibits are filed herewith:

                D.10 Certified copy of the Order of the Massachusetts Department of Public Utilities approving the collateralization of the Facility.

                D.11 Certified copy of Decision of the Connecticut Department of Public Utility Control waiving jurisdiction with respect to the issuance of WMECO collateral bonds.

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned have duly caused this Amendment to be signed on behalf of each of them by the undersigned thereunto duly authorized.

Date:   May 28, 1997
                                       NORTHEAST UTILITIES
                                       THE CONNECTICUT LIGHT AND POWER COMPANY
                                       WESTERN MASSACHUSETTS ELECTRIC COMPANY
                                       PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
                                       HOLYOKE WATER POWER COMPANY
                                       NORTH ATLANTIC ENERGY CORPORATION

                                       By: Day, Berry & Howard
                                           CityPlace I
                                           Hartford, Connecticut 06103-3499
                                       By: /s/ Richard C. MacKenzie
                                           A Partner

                                                                 Exhibit D.10

                       THE COMMONWEALTH OF MASSACHUSETTS

                         DEPARTMENT OF PUBLIC UTILITIES

                                                        May 23, 1997


D.P.U. 97-33

Petition of Western Massachusetts Electric Company for approval by the Department of Public Utilities, pursuant to G.L. c.164, <section> 14, to issue first mortgage bonds in the aggregate principal amount of up to $150 million.



        APPEARANCES:    Jane P. Seidl, Senior Counsel
                        Northeast Utilities Service Company
                        P.O. Box 270
                        Hartford, CT 06141-0270

                                 -and-

                        Stephen Klionsky, Esq.
                        260 Franklin Street, 21st Floor
                        Boston, MA 02110-3179
                                FOR: WESTERN MASSACHUSETTS ELECTRIC COMPANY Petitioner

I.      INTRODUCTION

        On April 8, 1997, pursuant to G.L. c. 164, <section> 14, Western Massachusetts Electric Company ("WMECo" or "Company") filed an application with the Department of Public Utilities ("Department") for approval to issue first mortgage bonds in the aggregate principal amount of up to $150 million. The Company proposes to issue the bonds during the period from the date of this order through June 30, 1997 to secure the Company's obligations to repay its short-term borrowings under its 1996 Revolving Credit Agreement ("Agreement"){1} with banks. The Company's petition was docketed as D.P.U. 97-33.

        Pursuant to notice duly issued, a hearing was held at the Department's offices in Boston on May 6, 1997. There were no petitions for leave to intervene filed. At the hearing, the Company sponsored the testimony of John
B. Keane, vice president and treasurer of Northeast Utilities Service Company.{2} The evidentiary record contains ten Company exhibits, fourteen Department exhibits, and four responses to record requests of the Department.

II.     DESCRIPTION OF THE PROPOSED FINANCING

        The Company proposes to issue, on or before June 30, 1997, up to a total of $150 million aggregate principal amount of bonds (Exh. 10, at 7). The first mortgage bonds which WMECo proposes to issue will be issued under, and secured by, the First Mortgage Indenture and Deed of Trust dated August 1, 1954 between the Company and State Street Bank and Trust Company, Successor Trustee (id.). The aggregate principal amount of first mortgage bonds issued hereunder will be reduced by the principal amount of first mortgage bonds, if any, to be issued pursuant to the authority granted in Western Massachusetts Electric Company, D.P.U. 96-96 (1997){3} (id.).

        WMECo states that the bonds will be issued only to secure the Company's repayment obligations under the Agreement (id.). WMECo states that the bonds will have a term of not more than three years; but in no event will exceed the remaining term of the Agreement{4} (id.). WMECo states that the banks will only foreclose upon the bonds if the Company fails to meet its obligations under the Agreement (Tr. at 16-17). WMECo states that the bonds will bear interest in such amounts as is sufficient to pay all interest on advances made to WMECo under the Agreement and the related facility fee, subject to a cap amount which may be negotiated (Exh. 10, at 7). However, the cap amount cannot exceed 9.3 percent (Tr. at 36).

        WMECo seeks the flexibility to determine redemption and reacquisition terms at the time of the issuance in order to attain terms and provisions that are favorable to WMECo while still being acceptable to the banks (Exh. 10, at 7). In addition, WMECo seeks the flexibility to determine, at the time of the issuance based upon market conditions, whether the bonds shall have a sinking fund provision (id.).

III.    STANDARD OF REVIEW

        In order for the Department to approve the issuance of stock, bonds, coupon notes, or other types of long-term indebtedness{5} by an electric or gas company, the Department must determine that the proposed issuance meets two tests. First, the Department must assess whether the proposed issuance is reasonably necessary to accomplish some legitimate purpose in meeting a company's service obligations, pursuant to G.L. c. 164, <section> 14. Fitchburg Gas & Electric Light Company v. Department of Public Utilities, 395 Mass. 836, 842 (1985) ("Fitchburg II"), citing Fitchburg Gas & Electric Light Company v. Department of Public Utilities, 394 Mass. 671, 678 (1985) ("Fitchburg I"). Second, the Department must determine whether the Company has met the net plant test.{6} Colonial Gas Company, D.P.U. 84-96 (1984).

        The Court has found that, for the purposes of G.L. c. 164,
<section>14, "reasonably necessary" means "reasonably necessary for the accomplishment of some purpose having to do with the obligations of the company to the public and its ability to carry out those obligations with the
greatest possible efficiency."   Fitchburg II at 836, citing Lowell Gas Light
Company v. Department of Public Utilities, 319 Mass. 46, 52 (1946). In cases where no issue exists about the reasonableness of management decisions regarding the requested financing, the Department limits its Section 14 review to the facial reasonableness of the purpose to which the proceeds of the proposed issuance will be put. Canal Electric Company, et al., D.P.U. 84-152, at 20 (1984); see, e.g., Colonial Gas Company, D.P.U. 90-50, at 6 (1990).

        The Fitchburg I and II and Lowell Gas cases also established that the burden of proving that an issuance is reasonably necessary rests with the company proposing the issuance, and that the Department's authority to review a proposed issuance "is not limited to a 'perfunctory review.'" Fitchburg I at 678; Fitchburg II at 842, citing Lowell Gas at 52. Regarding the net plant test, a company is required to present evidence that its net utility plant (original cost of capitalizable plant, less accumulated depreciation) equals or exceeds its total capitalization (the sum of its long-term debt and its preferred and common stock outstanding) and will continue to do so following the proposed issuance. Colonial Gas Company, D.P.U. 84-96, at 5
(1984).

        Where issues concerning the prudence of the Company's capital financing have not been raised or adjudicated in a proceeding, the Department's decision in such a case does not represent a determination that any specific project is economically beneficial to a company or to its customers. In such circumstances, the Department's determination in its Order may not in any way be construed as ruling on the appropriate ratemaking treatment to be accorded any costs associated with the proposed financing. See, e.g., Boston Gas Company, D.P.U. 95-66, at 7 (1995).

IV.     CAPITAL STRUCTURE OF THE COMPANY

        As of March 31, 1997, the Company's utility plant was $1,261,681,000 (RR-DPU-2, at 12). The Company reported $30,470,000 in Nuclear Fuel (id.).
The accumulated depreciation against this plant was $514,412,000 (id.). As of March 31, 1997, the Company's total capitalization was $554,031,000 (id.). The Company reported total common and preferred stock of $218,788,000 and total long-term debt of $335,243,000 (id.). Thus, as of March 31, 1997, the Company had net utility plant, including nuclear fuel but excluding accumulated depreciation, of $777,739,000 ($1,261,681,000 + $30,470,000 - $514,412,000) and
an excess of net utility plant over outstanding capital, excluding retained earnings, of $223,708,000 ($777,739,000 - $554,031,000) (id.). Inclusion of
the proposed issuance of $150,000,000 in first mortgage bonds results in excess net utility plant of $73,708,000 ($223,708,000 - $150,000,000) (id.).

V.      ANALYSIS AND FINDINGS

        Based on the foregoing, the Department finds that the proposed issuance and sale of up to $150,000,000 of first mortgage bonds to be issued during the period from the date of this order through June 30, 1997 and bearing an interest rate not to exceed 9.3 percent is reasonably necessary to accomplish some legitimate purpose in meeting the Company's service obligations in accordance with G.L. c 164, <section> 14. We find that the aggregate principal amount of bonds to be issued hereunder must be reduced by the principal amount of first mortgage bonds, if any, to be issued pursuant to the authority granted by the Department in D.P.U. 96-96. Accordingly, the aggregate principal amount of first mortgage bonds to be issued and outstanding at any one time pursuant to this proposed issuance and any issuance pursuant to D.P.U. 96-96 will not exceed $150 million.

        Based on the Company's estimated net proceeds to be received from its proposed issuance of up to $150,000,000 of first mortgage bonds, there will continue to be an excess of net utility plant to total securities at the completion of the Company's proposed financing. The Department finds that the Company's proposed issuance and sale of first mortgage bonds meets the net plant test, since the Company's total capital stock and long-term debt will not exceed the Company's net plant after the proposed issuance.{7}

        Issues concerning the prudence of the Company's capital financing have not been raised in this proceeding, and the Department's decision in this case does not represent a determination that any project is economically beneficial to the Company or its customers. The Department's determination in this Order is not in any way to be construed as a ruling relative to the appropriate ratemaking treatment to be accorded any costs associated with the proposed financing.

        Finally, the Department notes its concern with any negative effect financings may have on a company's restructuring initiatives. The type and specific structure of a company's financing affects its obligation to its
shareholders and  bondholders as well as its credit rating.   Such obligations
and corporate financial health may dictate to some extent the corporate structure and thus may hinder the company from choosing a revised corporate structure such as the divestiture or even the functional separation of generation assets. The Department notes that WMECo stated that the instant financing would not affect its restructuring initiatives and its ability to divest its generating assets (Exh. DPU-13; Exh. DPU-14).

VI.     ORDER

        Accordingly, after due notice, hearing, and consideration, the Department

        VOTES: That the issuance by Western Massachusetts Electric Company of first mortgage bonds in the aggregate principal amount of up to $150 million, at an interest rate not to exceed 9.3 percent, is reasonably necessary for the purpose for which such issues have been authorized; and it is

        ORDERED: That the Department hereby approves and authorizes the issuance of up to $150 million of first mortgage bonds, at an interest rate not to exceed 9.3 percent, from the date of this order through June 30, 1997; and it is

        FURTHER ORDERED: That the net proceeds from such sale of first mortgage bonds shall be used for purposes as set forth herein; and it is

        FURTHER ORDERED: That the Secretary of the Department shall within three days of the issuance of this Order cause a certified copy of it to be filed with the Secretary of the Commonwealth.



                                              By Order of the Department,



                                              /s/ John B. Howe
                                              John B. Howe, Chairman




                                              /s/ Janet Gail Besser
                                              Janet Gail Besser, Commissioner



A true copy
        Attest:


/s/ Mary L. Cottrell
MARY L. COTTRELL
Secretary

          **FOOTNOTES**

          {1} The Agreement is a short-term debt instrument that the Company signedin November, 1996 (Exh. 1, at 2). The parties involved in the Agreement aretwelve lending institutions, Northeast Utilities, Connecticut Light and Powerand WMECo (id.). The Agreement allows WMECo access to short-term debt to meetits cash needs (id.).

          {2} Northeast Utilities Service Company provides engineering, technical, and other services to WMECo. Western Massachusetts Electric Company, D.P.U. 96-8D at 2 (1996).

          {3} On March 21, the Department authorized the Company to issue up to an aggregate principal amount of $60 million of its first mortgage bonds and/or Class A preferred stock through October 1, 1998.

          {4} The Agreement is scheduled to expire in November 1999 (Exh. 10, at 4).

          {5} Long-term refers to periods of more than one year after the date of ssuance. G.L. c. 164, <section> 14.

          {6}  The net plant test is derived from G.L. c. 164, <section> 16.

          {7} The company has indicated that, in the event that the bonds are issued, they will be issued on a dollar for dollar basis pursuant to the evolving credit agreement with the lending institutions (i.e. the bonds will be issued at their face amount) (Tr. at 34; RR-DPU-3). Therefore, since the Company claims that the bonds will not be issued at any time at below par value, the Department finds that the proposed financing complies with G.L. c. 164, <section> 15A.

Appeal as to matters of law from any final decision, order or ruling of the Commission may be taken to the Supreme Judicial Court by an aggrieved party in interest by the filing of a written petition praying that the Order of the Commission be modified or set aside in whole or in part.

Such petition for appeal shall be filed with the Secretary of the Commission within twenty days after the date of service of the decision, order or ruling of the Commission, or within such further time as the Commission may allow upon request filed prior to the expiration of twenty days after the date of service of said decision, order or ruling. Within ten days after such petition has been filed, the appealing party shall enter the appeal in the Supreme Judicial Court sitting in Suffolk County by filing a copy thereof with the Clerk of said Court. (Sec. 5, Chapter 25, G.L. Ter. Ed., as most recently amended by Chapter 485 of the Acts of 1971).

                                                                  Exhibit D.11

                                       STATE OF CONNECTICUT

                               DEPARTMENT OF PUBLIC UTILITY CONTROL
                                        TEN FRANKLIN SQUARE
                                       NEW BRITAIN, CT 06051

DOCKET NO. 97-05-03    APPLICATION OF WESTERN MASSACHUSETTS ELECTRIC COMPANY TO
                       ISSUE FIRST MORTGAGE BONDS


                                           May 28, 1997

                                  By the following Commissioners:


                                      Reginald J. Smith
                                      Glenn Arthur
                                      Thomas M. Benedict


                                             DECISION

I.      INTRODUCTION

        By application filed with the Department of Public Utility Control (Department) on May 6, 1997, Western Massachusetts Electric Company (WMECO or Company), an electric utility incorporated under the laws of the State of Massachusetts and a foreign electric company within the meaning of <section>16-246(c) of the General Statutes of Connecticut (Conn. Gen. Stat.), seeks this Department's waiver, pursuant to Conn. Gen. Stat. <section>16-246(c), of the approval requirements of Conn. Gen. Stat. <section>16-43 with respect to the issue and sale of up to $150,000,000 of its First Mortgage Bonds (Bonds), in one or more separate series, at any time or from time to time through June 30, 1997.

        There was no statutory requirement for a hearing and none was held.

II.     APPLICANT'S EVIDENCE

        The Company proposes to issue and sell at any time or from time to time through June 30, 1997, up to an aggregate of $150,000,000 of its Bonds. WMECO owns an interest in Millstone Units No. 1, 2 and 3 (19%, 19% and 12%, respectively) located in Waterford, Connecticut. Therefore, pursuant to the provisions of Conn. Gen. Stat. <section>16-246(c), WMECO constitutes a foreign electric company and is subject to the approval requirements of Conn. Gen. Stat. <section>16-43 with respect to the proposed financing. WMECO requests that the Department waive the requirements of Conn. Gen. Stat. <section>16-43, pursuant to Conn. Gen. Stat. <section>16-246(c), which allows the Department to grant such waiver upon its determination that authority over such borrowing or issue has been exercised by the state of domicile of such foreign electric company. On May 23, 1997, the Massachusetts Department of Public Utilities
(MDPU) issued an Order authorizing the financing issue described above.

III.    CONCLUSION

        Pursuant to Conn. Gen. Stat. <section>16-246(c), the Department hereby waives the requirements of Conn. Gen. Stat. <section>16-43 subject to WMECOs compliance with the following requirement: The issuance of the Bonds shall be in conformity with the terms and conditions set forth in the Orders of the MDPU and any Supplemental Orders thereto.

DOCKET NO. 97-05-03    APPLICATION OF WESTERN MASSACHUSETTS ELECTRIC
                       COMPANY TO ISSUE FIRST MORTGAGE BONDS

This Decision is adopted by the following Commissioners:



               /s/ Reginald J. Smith
               Reginald J. Smith


               /s/ Glenn Arthur
               Glenn Arthur


               /s/ Thomas M. Benedict
               Thomas M. Benedict



                                      CERTIFICATE OF SERVICE

        The foregoing is a true and correct copy of the Decision issued by the Department of Public Utility Control, State of Connecticut, and was forwarded by Certified Mail to all parties of record in this proceeding on the date indicated.



               /s/ Robert J. Murphy                       May 28, 1997
               Robert J. Murphy                           Date


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